February 25, 2010

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549
Attention: Kyle Moffatt

Re: 8x8, Inc.
        Form 10-K for Fiscal Year Ended March 31, 2009
        Filed May 26, 2009

        Form 10-Q for the Quarterly Period Ended September 30, 2009
        Documents Incorporated Therein by Reference
        File No. 0-21783

Ladies and Gentlemen:

This letter is in response to your supplemental letter received February 23, 2010 setting forth the comments of the staff of the Securities and Exchange Commission (the "Staff") regarding the Form 10-K for the fiscal year ended March 31, 2009. For your convenience we have reproduced the Staff's comments in bold type and have followed each comment with our response. References in this letter to "we," "8x8," "the Company," "our" or "us" mean 8x8, Inc.

1. The Company and Significant Accounting Policies, page 51

Revenue Recognition, page 52

  We note your response to prior comment 3 from out letter dated January 28, 2010. Please tell us whether the reseller pays you (prior to its resale of the product), or has the obligation to pay you and that obligation is not contingent on the resale of the product. If the obligation to pay you is contingent on the resale of the product to the end customer, it is unclear to us why you believe recording deferred revenue is appropriate. As such it would appear that such transaction should be accounted for as a consignment.

  Refer to Question 2 under Persuasive evidence of arrangement of ASC 605-10-S99 and paragraph 36 of ASC 985-605-25.

  We record shipments to resellers as deferred revenue in accordance with ASC 985-605-15 (formerly Statement of Position ("SOP") 97-2) and ASC 605-10-S99 [formerly Staff Accounting Bulletin 104 ("SAB 104")] because the Company gives the reseller the right to return the product and the amount of future returns can not be reasonably estimated. Title to the product typically transfers upon shipment, but no later than receipt at the resellers' location. The reseller has the obligation to pay us within the terms of the agreement and the obligation is not contingent on the resale of the product. The Company does not contractually or implicitly excuse the buyer's obligation to pay until the buyer resells the product and the obligation is not changed in the event of theft or physical destruction or damage of the product.

In connection with our responses to the Staff's comments, we acknowledge the following:

1.	8x8 is responsible for the adequacy and accuracy of the disclosures in the filings;
2.

Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the "Commission") from taking any action with respect to the filings; and

3.	8x8 may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should the Staff have any additional comments or questions, please direct such questions to the undersigned by telephone at (408) 654-0900 or by fax at (408) 654-3322.

Very truly yours,

/s/ Dan Weirich
 Dan Weirich
Chief Financial Officer

cc: 8x8, Inc.
       Bryan R. Martin, Chief Executive Officer